DENTONIA RESOURCES LTD
TSX-V : DTA
Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

May 10, 2007

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549



Dear Sirs/Mesdames:

Re: News Release dated May 10, 2007

Enclosed is a copy of our News Release dated May 10, 2007 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President



Enclosure

DENTONIA RESOURCES LTD
TSX-V : DTA
P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

May 10, 2007 For Immediate Release

**EXPLORATION TO COMMENCE ON DON MOLYBDENUM PROSPECT AT BRITTAIN RIVER**

Dentonia Resources Ltd. ("Dentonia") has commenced its exploration of the Don Molybdenum Prospect ("Don") located close to Jervis Inlet, approximately 45km east-northeast of Powell River, British Columbia.

Dentonia plans to drill two diamond drill holes on the Don prospect near McConnell Creek, a tributary to the Britton River, which flows into Jervis Inlet. The property is located at an elevation of 600 metres, 35 km. north of Egmont. The drill holes will be approximately 400 metres long and will be drilled with a helicopter-portable drill. Two small helicopter pad-drill sites will be cleared as well as a general landing pad. The job is expected to take approximately 2 to 3 weeks, in total.

Due to limited availability of drill rigs, the initial program will be restricted to two core holes and depending on results, will be followed up with further exploration, later.

Molybdenite mineralization was first discovered in McConnell Creek by Don Knight, who discovered significant molybdenum and copper mineralization with values up to 0.68% Mo and 0.82% Cu in three localities, over a distance of 1000 metres. There is no record of any work being done on the property between 1986 and 1998 when Brittain River Resources did a short prospecting and geological mapping program along new logging roads on the property. In 1998 J.T. Shearer, M.Sc., P.Geo, an independent consultant, was engaged to examine the results of this work and to prepare a report. Mr. Shearer stated "The potential for a large tonnage of molybdenum-copper mineralization of economic grade can best be tested initially by percussion drilling", now changed to core drilling.

In the opinion of Don MacIntyre, Ph.D., P.Eng., and the optionor of this prospect, the Don prospect represents a significant, under-explored porphyry Mo-Cu prospect within the Coast Complex. Other properties that are associated with multiple phase porphyry plutons which intrude older Coast Complex rocks include the Ok prospect north of Powell River and the Quartz Hill deposit in Alaska (+1 billion tons grading 0.15% $MoS_2$).

All of the previous workers on the Don prospect have alluded to the fact that the QFP (quartz feldspar porphyry) appears to be unroofed at a shallow level and that there is potential for a large tonnage, low grade porphyry Mo deposit associated with this intrusion. The Don prospect is close to tidewater and is well situated for development.

**Non Brokered Private Placement has been increased to $420,000**

Further to Dentonia's news release of April 17, 2007, the amount of the non brokered private placement of $400,000 has been increased to $420,000. The 4.2 million units will consist of 3.7 million flow-through units and 0.5 million non flow-through units.

There are no other changes in the terms of each unit, which will consist of one common share and ½ share purchase warrant, one whole share purchase warrant is exercisable for 2 years from the date of distribution, at 15¢ for the first year and 20¢ for the second year, in both cases to acquire non-flow through shares.

Any shares issued pursuant to the private placement will have a hold period of 4 months plus 1 day from date of distribution.

**DENTONIA RESOURCES LTD.**
*"Adolf A. Petancic"*
Adolf A. Petancic
President

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.*

END

DENTONIA RESOURCES LTD
TSX-V : DTA
Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

April 25, 2007

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: News Release dated April 25, 2007

Enclosed is a copy of our News Release dated April 25, 2007 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Betancic
President



Enclosure

DENTONIA RESOURCES LTD
TSX-V : DTA
P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

April 25, 2007 For Immediate Release

**PROCESSING OF THE 2007 DO27-BULK SAMPLE BEGINS**

Dentonia Resources Ltd. ("Dentonia") has been advised by Peregrine Diamonds Ltd. ("Peregrine"), the operator, that BHP Billiton's Ekati diamond mine sample plant will begin processing the 2007 DO27 bulk sample from the plus-nine-hectare DO-27 kimberlite pipe, WO diamond project, Northwest Territories, Canada, on April 30, 2007.

The 2007 large diameter reverse circulation drilling (LDRC) bulk sample program has recovered approximately 2,420 wet tonnes of kimberlite to date, with drilling still continuing. The kimberlite has been collected in 1,586 individual sample bags from 26 large diameter drill holes. The samples have been transported to Ekati for processing.

In addition to providing substantially more diamonds for valuation, the processing will supply additional information regarding the diamond grade and diamond distribution within DO-27. The sample processing plant will operate on a 24-hour-per-day, seven-day-per-week basis, with completion, including the picking and sorting of all the diamonds, anticipated in August, 2007

This recovery compares well with the 566 wet tonnes and the 166 wet tonnes recovered, respectively, in 2006, and 2005. In these cases an average grade of approximately 0.9 ct/tonne from the Main Lobe of the DO-27 kimberlite pipe was obtained.

**DENTONIA RESOURCES LTD.**

***"Adolf A. Petancic"***

Adolf A. Petancic
President



END